# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bausch Health Companies Inc., CIK 0000885590
CUSIP: 071734107
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 2150 St. Elzear Blvd. West, Laval, Quebec Canada (A8), H7L 4A8
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 23,395,000; sole dispositive power 0; shared dispositive power 23,395,000; aggregate amount beneficially owned 23,395,000 (6.3% of the class)
  Comment: (1) Shared voting and dispositive power represents 23,395,000 Common Shares beneficially owned by Nomura Global Financial Products, Inc. ("NGFP"). NGFP is a wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the Common Shares beneficially owned by NGFP.
  
  (2) The percent of class is calculated based on 369,539,455 Common Shares outstanding as of March 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2025 filed with the SEC on May 1, 2025.
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,395,000; sole dispositive power 0; shared dispositive power 23,395,000; aggregate amount beneficially owned 23,395,000 (6.3% of the class)
  Comment: (3) The percent of class is calculated based on 369,539,455 Common Shares outstanding as of March 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2025 filed with the SEC on May 1, 2025.

## Item 1. Issuer
Name of issuer: Bausch Health Companies Inc.
Address of issuer's principal executive offices: 2150 St. Elzear Blvd. West, Laval, Quebec, Canada, H7L 4A8

## Item 2. Person Filing
Name of person filing:
Nomura Holdings, Inc.

Nomura Global Financial Products, Inc.
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan

Nomura Global Financial Products, Inc.:
Worldwide Plaza
309 West 49th Street
New York, NY 10019
Citizenship:
Nomura Holdings, Inc.:
Japan

Nomura Global Financial Products, Inc.:
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover pages are incorporated by reference.
Percent of class: Items 5-11 of the cover pages are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (05/15/2025)
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: /s/ Samir Patel, Samir Patel, Authorized Officer (05/15/2025)